STONECHURCH, INC.
                       203 Bannerman Street North, Box 219
                           Porcupine, Ontario P0N 1C0


May 27, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:  Melinda Kramer

Dear Sirs:

Re:      Stonechurch, Inc. - Registration Statement on Form SB-2
         File No. 333-121571 - Amendment No. 1

Further to your letter dated May 12, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Risk Factors, page 7

      Because of the inherent dangers involved in mineral explorations.., page 8
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1.       We note your  response  to prior  comment 6.  However,  we are unable to locate this risk factor discussion in your amended registration statement. Please advise us as to whether this information has been subsequently removed or as to the location of the information in the risk factors section. We may have further comment.

         In the previous amendment, we revised the noted risk caption factor to more clearly identify the risk that results from the factors as follows:

          "WE MAY BECOME INSOLVENT IF MINERAL EXPLORATION HAZARDS CAUSE US TO INCUR LIABILITY. IN SUCH CIRCUMSTANCES, WE MAY BE FORCED TO DISCONTINUE BUSINESS OPERATIONS."

         Because our directors have other business interests..., page 10
         ---------------------------------------------------------------

2. We note your response to prior comment 7. Further revise your risk factor discussion to explain how your business would suffer as a result of the lack of time devoted to the company by Messrs. McKay and Fruscalzo.

         We have included the following in our risk factor disclosure:

         "Our president, Mr. Bryan McKay and our secretary and treasurer, Mr. Bruno Fruscalzo, intend to respectively devote 25% and 10% of their business time to our affairs. This time may not be sufficient for the development of our business and the management of reporting company requirements. As a result, the accomplishment of our exploration objectives may be delayed, we may have more difficulty raising required financing and we may miss opportunities for additional mineral property acquisitions."



         Yours truly,

         /s/ Bryan McKay

         Bryan McKay, President
         STONECHURCH, INC.